Exhibit 99.1

May __, 2023

Dear _______,

Re: Repricing of Options

We are happy to inform you that on May 15, 2023, the Board of Directors of Maris-Tech Ltd. (the “Company”) resolved to reduce the exercise price of the outstanding options previously issued to you under the capital gains tax route, bearing an exercise price of $4.20 (the “Options”) to $1.00 (the “Resolution”), subject to your approval, as detailed in the table under your consent below (the “Repricing”).

All other terms of the Options which were granted to you pursuant to that certain option agreement (the “Option Agreement”) will remain unchanged.

In order for your Options to continue to be subject to the capital gains tax route of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] – 1961 (the “Capital Gains Tax Route”), and in order for you to continue to enjoy preferential tax treatment with respect to the Options, the Company approached the Israeli Tax Authority and obtained a special tax ruling according to which the Repricing will not be deemed as a tax event and the Options will continue to be subject to the provisions of the Capital Gains Tax Route (the “Tax Ruling”).

Please note, that according to the Tax Ruling, and notwithstanding anything to the contrary in the Option Agreement, the two-year trust period required under the terms of the Capital Gains Tax Route, will be re-measured from the date of Repricing approval by the relevant organs of the Company and this date should be the date of grant according to the Capital Gain Tax Route for tax purposes. The Tax Ruling includes additional terms and conditions, as set forth in Exhibit A, which is attached to this letter. Furthermore, in accordance with the Resolution, the Repricing mechanism shall not apply with respect to employees, service providers or directors with respect to whom any process of termination of employment or service, as the case may be, was initiated, whether by the Company or by the employee/director, before May 15, 2023 (i.e. will not be eligible to Repricing).

Should you wish to participate in the Repricing, please check the relevant box below referring to the Option grant(s) you wish to include in the Repricing. Please note that Options subject to the Repricing will be treated pursuant to the provisions of the Tax Ruling as set forth above.

Sincerely Yours,

Maris-Tech Ltd.

Consent:

I, the undersigned, have read the above notice and declare that I understand and agree to the aforesaid. I will have no claims and complains towards Maris-Tech Ltd., its subsidiaries, successors, agents and representative with respect to this notice, the Repricing, the Options and its taxation.

I would like the Repricing to apply to the following grants of Options:

Check the Box	Date of Grant	Granted Options	Exercise Price	Currency:
☐				US $
☐				US $
☐				US $

Name	Date

Exhibit A

Tax Ruling

4.The Tax Arrangement and its Conditions:

4.1. The Date of the Repricing as stated in section 2.6, shall be considered as the date of grant, as such term is defined in section 102 of the Ordinance, for all intents and purposes, Regarding all options of the Plan (as defined in the Option Agreement) on which the repricing was performed (hereinafter: the “Repriced Options”), including for the purpose of the “End of the Period” as such term is defined in Section 102 of the Ordinance and the calculation of the ordinary income benefit of Section 102(b)(3) of the Ordinance, and this is provided that the Allotting Company’s shares are listed for trade on the stock exchange or if the Allotting Company’s shares shall be listed for trade on the stock exchange within 90 days from the Date of the Repricing.

4.2. The execution of the Repricing by the Company shall not be taxed, and this is subject to fulfilling the conditions of this tax ruling.

4.3. the capital gains route provisions shall apply on the Repriced options - Sections 102B(2), 102B(3) and 102B(4) of the Ordinance, as applicable, and for all intents and purposes. The tax on the value of the benefit from the Repriced Options, shall be calculated, withheld at source and shall be paid only on the realization date, as such term is defined in Section 102 of the Ordinance (hereinafter: the “Realization Date”) of the Repriced Options.

4.4. The value of the benefit on the Realization Date shall be deemed as income derived in Israel. In addition, the Employees shall be viewed as Israeli residents until the Realization Date, in respect of the income derived from the Options subject to this tax ruling.

4.5. In calculating the profit and the tax amount as provided in this tax ruling, no deductions, set-offs, exemptions, profit rescheduling and/or a reduced tax rate and/or tax credits shall be allowed from the applicable tax, including from foreign taxes, and the provisions of Sections 94B, 101 and 100A of the Ordinance shall not apply in respect thereof. In the event that it is established by the Employee in the filing of the personal tax return that foreign taxes by a foreign country was charged, with respect to the income from the realization of the Options, and that the tax was paid, the Income Tax Authority will consider granting credit in respect for the foreign taxes in accordance with the provisions of applicable law and the treaties for the prevention of double taxation.

4.6. The Company shall not demand any expense with respect to the Repricing of the Options, including professional fees with respect to the execution of the Repricing. It is clarified, that this section shall apply even if the Employees and/or the Company will violate their obligation as stated in this tax ruling. In addition, it shall be clarified that on the Realization Date of the Repriced Options by the Employees, the Company shall not demand any expense, other than in accordance with Section 102(d) of the Ordinance.

4.7. The Plan (as defined in the Option Agreement), The Options, the Employees, the Company, and the Trustee are subject to all the conditions in Section 102 of the Ordinance and the rules promulgated thereunder. In addition, this tax ruling shall be in effect provided that and for as long as all the provisions of Section 102 of the Ordinance and the rules promulgated thereunder are being complied with from the date of grant of 102 capital gain Options and exercised shares for Employees, provided that it is not otherwise determined in this tax ruling (hereinafter: the “Legal Conditions”).

4.8. This tax ruling is granted based on the representations that have been made to us in writing and verbally including those set out in Section 1 above. However, should it turn out that the details given within the framework of the request, all or part of them, are incorrect, or materially incomplete and/or any of the conditions of the Ruling and/or the Legal Conditions were not met and/or a transfer of the shares from the Trustee is made, other than a sale to a third party that is not a relative, as defined in Section 88 of the Ordinance (hereinafter jointly: the “Breach”), then the following shall apply: the Employees which were granted Repriced Options subject to this tax ruling and have committed a Breach shall be subject to tax as work income according to Section 2(2) of the Ordinance, for the higher of the value of the benefit on the date of grant and the value of the benefit on the Realization Date or Breach.

4.9. Every term in this tax ruling shall have the meanings ascribed to it in Part E-1 of the Ordinance, unless otherwise expressly stated.

4.10. This tax ruling does not constitute an assessment or approval of facts as were presented by you. The facts as presented shall be examined by the assessing officer during the assessments discussions of the file of the Company and/or the holders of the Options, as applicable.

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